U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

NOTIFICATION OF LATE FILING                                      SEC FILE NUMBER
                                                                      0-21340

(Check One)                                              CUSIP NUMBER  57318310

 [X] Form 10-K and Form 10-KSB       [ ] Form 20-F       [ ] Form 11-K
        [ ] Form  10-Q and Form 10-QSB     [ ] Form N-SAR

         For Period Ended:  December 31, 1998
         [ ] Transition Report on Form 10-K
         [ ] Transition  Report on Form 20-F
         [ ] Transition  Report on Form 11-K
         [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:_______________________________________

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     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the  notification  relates  to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
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         Full Name of Registrant:                    Martin Color-Fi, Inc.

         306 Main Street
         Address of Principal Executive Office (Street and Number)

         Edgefield, South Carolina 29202
         City, State and Zip Code
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Part II -- Rule 12b-25(b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III -- Narrative

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State below in  reasonable  detail the  reasons  why Form 10-K and Form  10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

As discussed in the Form 8-K filed by the Company on November 17, 1998, the Company filed a petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of South Carolina on November 16, 1998 (Docket No. 98-10145W). Since filing the petition under Chapter 11, the Company has focused its efforts on attempts to restructure its business and deal with its creditors.

The Company has consummated the sale, through the Bankruptcy Court, of substantially all of the assets, except accounts receivable, of its carpet manufacturing subsidiary, Buchanan Industries. The consideration for the sale was $4.66 million dollars, and net proceeds have been divided consensually among Buchanan Industries' secured and unsecured creditors.

With the consent of the Company's secured lenders and the Official Committee of Unsecured Creditors, the Bankruptcy Court has approved an extension of the period during which the Company has the exclusive right to file a plan of reorganization to May 17, 1999.

As a result of the Company's focus on the foregoing matters and other matters related to the bankruptcy, the Company's financial statements for the year ended December 31, 1998 have not yet been completed and the Company has not, therefore, been able to prepare its Form 10-K.


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Part IV -- Other Information
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     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification

         Gregory W. Anderson                        (803) 637-7000
         (Name)                                  (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X]  Yes   [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X]  Yes   [ ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company has not completed final analysis of the impact on the financial statements of the sale of Buchanan Industries and the discontinuance of certain manufacturing operations in its Fibers Division.

     As a result of the restructuring and sale, the Company expects to take a one time charge, before taxes, in 1998. That charge, plus increases in costs and declines in sales will result in net income for the year ended December 31, 1998 being materially lower than net income for the year ended December 31, 1997. The Company expects that its balance sheet at December 31, 1998, will show negative shareholders' equity.




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                              Martin Color-Fi, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                    MARTIN COLOR-FI, INC.


                                       s/James F. Martin
Date: March 31, 1999                By:-----------------------------------------
                                       James F. Martin
                                       Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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